INVEST IN **AVENIDA ENTERTAINMENT GROUP, INC**

Join us in launching an English-language streamer for US Latinos!


Forbes
Fed Up With Limited Film Roles, These Actors Launched A Soup-To-Nuts Service For Latinx Filmmakers
AVENIDA STUDIOS

avenida.tv Los Angeles California

Technology | Female Founder | Minority Founder | Entertainment | Film

LEAD INVESTOR



Jai Bugarin

From launching Tutele, one of YouTube's first bilingual networks, to spearheading Latinopreneurs aimed to empowering Latino entrepreneurs, I have a deep appreciation for the endeavors that uplift diverse voices, much like what Avenida Entertainment Group aims to achieve. The founders, Fanny and Nelson Grande, are not just addressing the unique challenges and opportunities in the entertainment sector, but also leading the way in empowering creators who are often overlooked. Their visionary approach to content creation and distribution is a testament to their extensive experience in the field. Furthermore, their emphasis on the underserved Latino streaming market adds a distinctive edge to their mission. Avenida, in essence, is more than just a business - it's a beacon for diverse storytellers, echoing values that I hold dear. I am excited to embark on this journey with Avenida as they shape the future of the entertainment industry. Their dedication to disrupting the status quo goes beyond being a promising investment; it represents a collective determined to push industry boundaries. I am proud to stand behind such a transformative mission.

Invested $10,000 this round

Highlights

1. Launching A+, an English language streaming platform for US Latinos
2. Addressing the US Latino streaming consumption of $4 billion annually
3. Developed a tech-driven crowdfunding platform for creatives; 90% success rate and over $1m raised
4. Hundreds of content hours secured with hundreds more in development for A+
5. Highlighted in Forbes, Variety, Reuters, and other major publications
6. Led by Founders + Advisors with rich industry experience from NatGeo, HBO, Hulu, Warner, and PBS
8. Hundreds of projects have been funded and produced in our ecosystem

Our Team



Fanny Grande CEO & Co-Founder

Venezuelan-American award-winning filmmaker with more than 20 years of experience in the entertainment business. Completed the Latino Entrepreneurship Initiative at Stanford University. Fellow at the Geena Davis Institute.



Nelson Grande COO & Co-Founder

Over ten years experience in the entertainment industry and twenty years experience in sales. Experienced independent producer and sales management with several startups. Have helped fund over fifty films in a year through non-traditional methods.

US Latinos are 20% of the population, buy 1 out of every 4 movie tickets, yet get as little as 2.3% of leading roles.

According to Nielsen, Latinos only get 2.3% of leading roles in TV and only 5.1% of leading roles in film. Almost half of those roles are negative stereotypes.


The Problem
AVENIDA
The traditional studio system is designed to be exclusive
Latino filmmakers don't get funded
Latino actors don't get roles
Latino audiences don't get content that represents them
The US Latino population is the least represented in media today

We have found innovative ways to close the gap

We're creating a fully integrated ecosystem where Latino filmmakers can crowdfund for their projects, we help co-produce them and then stream them directly to Latino audiences via our new streaming platform, A+.




AVENIDA
With Avenida, filmmakers get funded, actors get roles, and audiences get content they love
Creatives raise funds via our crowdfunding platform
Movies with Latino actors are filmed at our movie studio
Audiences get content that represents them on our streaming platform called A+

US Latinos are the biggest consumers of media

Not only do they buy 1 in 4 movie tickets, but they also stream the most content.


The Opportunity
US Latinos streaming habits
AVENIDA
• US Latinos consume $4B annually in streaming
• US Latinos are 60% more likely to watch a show that has at least one Latino actor
• Latinos represent 19% of the U.S. population, yet they account for 42% of the country's most-watched content on streamers, that's almost 9 percentage points higher than the general market
• In 2022 weekly AVOD viewing among Hispanics increased by 23%
Latinos' appetite for streaming
43.6%
of Latinos' total TV viewing in July 2022 was attributed to streaming platforms.
Percentage of time with TV
Nielsen

We launched a crowdfunding platform to help our clients get their projects funded

Our rewards based crowdfunding platform provides FREE automated coaching to users so they can raise more funds. Our platform has nearly 90% success rate, with over $1 million raised across 74 projects from 8500 unique contributors!


SOS Client Testimonials
Avenida Productions


01:22
vimeo

And now we're getting ready to launch A+ a streaming platform for US Latinos where our stories can thrive!

US based Latinos consume streaming $4b annually worth of content, but have no dedicated streaming platform. With our existing studio and client base, we are positioned to be a leader in this space.


Introducing A+ an OTT platform for US Latino Audiences
AVENIDA®
AMERICAN LATINO
ENTERTAINMENT
Launching 3rd Quarter 2023
American Latino content in English for US Latino audiences.
Free to consumers Ad-supported.
We will share 40% of net profits amongst filmmakers to incentivize them to host their content on A+. The best part is we will acquire content at a fraction of the cost.
Programming will consist of movies, documentaries, unscripted, A+ originals, shorts, and long-form content.
A+ will be available nationwide on Apple TV, Roku, Amazon Fire TV, Samsung, Vizio, iOS, Android, and Web.

Here's an example of the content we will host on A+


A+ Sizzle Reel
Avenida Productions
00:30
vimeo

We have created a pipeline of filmmakers and our content acquisition costs will remain low compared to other streaming platforms while incentivizing filmmakers with a generous revenue share program.


About
Apps
Our Quinceañera
01:15:04
A high school principal in a small town in Texas hosts a yearly Quinceañera for students that can't afford it. The entire border town gets together to teach these girls that with the power of community, any dream can come true.
Our Quinceañera
Play
Trailer
More Info
Coming Soon
Drama
Romance

How we're using the funds

We are lean and powerful. With the funds raised during the campaign we have an ambitious goal to become profitable after 12 months of our launch.


Fundraising and Milestones
• Launch A+
• License content from film libraries at a negotiated flat rate
• Expand sales team
• Cover bandwidth and media storage fees
• Launch robust Marketing and PR Campaigns
• Hire a programming manager for A+
• Host upfronts with advertisers
• Produce A+ original content that celebrates our Latinidad
• Cover Wefunder fees

We have a clear plan to profitability

We already have thousands of pre-sign ups for our launch in November. Based on this interest, the industry size and competitors in the space we have crafted a clear path to launch and scale A+


A+ Revenue Projections
Advertisement and production revenue
AVENIDA
Profitable by end of 2024
Active subscribers
A+ Revenue Projections
Operational Expenses
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
47,407,859
21,892,230
8,125,026
5,100,000
2,300,000
8,000,000
3,900,000
1,100,000
9,000
345,000
2023
2024
2025
2026
2027

Note: Forward-looking projections cannot be guaranteed.

Read about us in the press!



Diverse talent in Hollywood takes reins to speed up change

REUTERS

By Danielle Broadway and Rollo Ross

As the most underrepresented group in the industry, Latino talent is also keen to change their narrative.

There were 32 years without Latino nominees at the Academy Awards, with the most recent shutout in 2002. Only 18% of the total nods for Latinos have been in the four acting categories.

"Every Latino actor I've met has dealt with the same thing of not getting opportunities, or having to play negative stereotypes that really affects the way our community is perceived," Fanny Grande said.

When no production companies gave her a chance, she advocated for herself and her

community by crowdfunding the film "Homebound," centered on a non-stereotypical Latin American family.

Fanny and husband Nelson Grande co-founded Avenida Productions, a platform for Latino filmmakers and others to work on short films, documentaries, commercials, large-scale projects and streaming.

Forbes

Fed Up With Limited Film Roles, These Actors Launched A Soup-To-Nuts Service For Latinx Filmmakers

Fanny Grande and her husband Nelson started out as actors about 20 years ago. But they found that, as Latinx performers, opportunities were limited. Fanny then became a filmmaker, but she still faced many barriers.



VARIETY

HOME > FILM > SPOTLIGHT

Sep 10, 2021 7:30am PT

Avenida Opens New Road for Indies Seeking Studio Space in L.A.

By Carole Horst


AVENIDA STUDIOS



Courtesy of Avenida Studios

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00:00 04:07 1.0X

Fanny and Nelson Grande, both actors and producers, saw a need for independent filmmakers struggling through the difficult and sometimes demoralizing process of funding a project, filming it and getting distribution. Their shingle, Avenida, gets in on the ground floor, offering clients guidance in